

June 18, 2018

By E-Mail

Nima Amini, Esq.
O'Melveny & Myers
31st Floor, AIA Central
1 Connaught Road Central
Hong Kong S.A.R.

> **Re:** **eHi Car Services Limited**
> **Amended Schedule 13E-3**
> **Filed on June 4, 2018 by eHi Car Services Limited et. al.**
> **File No. 005-88413**

Dear Mr. Amini:

We have reviewed your filing and have the following comments.

Amended Schedule 13E-3

1. We note your responses to comments 1 and 3 in our letter dated May 16, 2018. We disagree with your analysis and do not believe you have complied with Rule 13e-3(f) as, among other reasons, the filing of a Schedule 13E-3 under Rule 13e-3(d) is not equivalent to the dissemination of such Schedule under Rule 13e-3(f).

2. We note your response to comment 3 in our letter dated May 16, 2018. In addition to our comment above, note that Rule 13e-3(f)(1)(A) requires dissemination of the Schedule 13E-3 prior to "any such purchase," not prior to the first transaction in a series of transactions.

Summary Term Sheet, page 3

3. We reissue comment 4 from our letter dated May 16, 2018.

Reasons for the Merger and Recommendation of the Special Committee and the Board, page 37

4. We note your response to comment 2 in our letter dated May 16, 2018. Revise this section to ensure that the fairness determination disclosure addresses every transaction in the series of transaction that constitute the going private transaction, including the TGMF purchase and the ROFO purchases.

Position of the Buyer Group as to Fairness of the Merger, page 43

5.   We reissue comment 7 from our letter dated May 16, 2018 as it relates to the Buyer Group's fairness determination.

Opinion of Duff & Phelps, Special Committee's Financial Advisor, page 51

6.   We reissue comments 12 and 13 from our letter dated May 16, 2018.

Please direct any questions to me at (202) 551-3619.

Sincerely,

/s/ Daniel F. Duchovny
Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions